July 2, 2010

British Columbia Securities Commission (Principal Regulator)
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Prince Edward Island
Quebec Securities Commission
United States Securities and Exchange Commission

Dear Sirs/Mesdames:

Re: Fronteer Gold Inc. (the "Corporation")

Pursuant to Section 8.3 of National Instrument 43-101, this letter is being filed as the consent of Moira T. Smith to the use and public filing of the technical report entitled "Updated Technical Report on the Long Canyon Project, Elko County, Nevada, USA" dated June 28, 2010, by the Corporation. I also confirm that I have read the Corporation's News Release dated May 19, 2010, relating to the technical report of June 28,2010, that it fairly and accurately represents the information in the technical report, and I consent to the use and public filing of the extracts of the technical report contained therein.

Sincerely,

Moira T. Smith